UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 14 )1

AMBASSADORS INTERNATIONAL INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

023178 10 6
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,777,098 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,777,098 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,098 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Offshore Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 259,268 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 259,268 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,268 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Offshore Fund II Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 301,222 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 301,222 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,222 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,146,671 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,146,671 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,146,671 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,216,608 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,216,608 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,216,608 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,216,608 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,216,608 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,216,608 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Partners, 100 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 69,937 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 69,937 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,937 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON Matthew L. Feshbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,777,098 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,777,098 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,098 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023178 10 6

The following constitutes Amendment No. 14 ("Amendment No. 14") to Schedule 13D, as amended to date, filed by the undersigned (the “Schedule 13D”). Except as specifically amended by this Amendment No. 14, the Schedule 13D remains in full force and effect.

Item 3 is amended in its entirety to read as follows:

Item 3.                      Source and Amount of Funds or Other Consideration.

As of April 23, 2008, MLFP beneficially owned 1,146,671 shares of Common Stock. MLFI, Mr. Feshbach, MLF Holdings, and MLF Capital may be deemed to beneficially own the shares of Common Stock owned by MLFP. The funds used to purchase such shares of Common Stock came from the working capital of MLFP. The aggregate cost of such shares of Common Stock is approximately $13,192,770.

As of April 23, 2008, MLF Offshore Fund I beneficially owned 259,268 shares of Common Stock. MLFI and Mr. Feshbach may be deemed to beneficially own the shares of Common Stock owned by MLF Offshore Fund I. The funds used to purchase such shares of Common Stock came from the working capital of MLF Offshore Fund I. The aggregate cost of such shares of Common Stock is approximately $2,973,957.

As of April 23, 2008, MLF Offshore Fund II beneficially owned 301,222 shares of Common Stock. MLFI and Mr. Feshbach may be deemed to beneficially own the shares of Common Stock owned by MLF Offshore Fund II. The funds used to purchase such shares of Common Stock came from the working capital of MLF Offshore Fund II. The aggregate cost of such shares of Common Stock is approximately $3,466,938.

As of April 23, 2008, MLF Partners 100 beneficially owned 69,937 shares of Common Stock.  MLFI, MLF Capital, MLF Holdings and Mr. Feshbach may be deemed to beneficially own the shares of Common Stock owned by MLF Partners 100. The funds used to purchase such shares of Common Stock came from the working capital of MLF Partners 100. The aggregate cost of such shares of Common Stock is approximately $804,655.

Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5.                      Interests in Securities in the Issuer.

(a) Each of MLFI and Mr. Feshbach beneficially owns 1,777,098 shares of Common Stock or 16.0% of the shares of Common Stock outstanding. MLFP beneficially owns 1,146,671 shares of Common Stock or 10.3% of the shares of Common Stock outstanding.  Each of MLF Capital and MLF Holdings beneficially owns 1,216,608 shares of Common Stock or 10.9% of the shares of Common Stock outstanding. MLF Offshore Fund I beneficially owns 259,268 shares of Common Stock or 2.3% of the shares of Common Stock outstanding. MLF Offshore Fund II beneficially owns 301,222 shares of Common Stock or 2.7% of the shares of Common Stock outstanding. MLF Partners 100 owns 69,937 shares of Common Stock, less than 1% of the shares of Common Stock outstanding.  The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 11,141,067 shares of Common Stock outstanding as of March 15, 2008 (as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A).

As the investment advisor of MLFP, MLF Offshore Fund I, MLF Offshore Fund II, and MLF Partners 100, MLFI shares the power to vote and dispose or to direct the vote and disposition of 1,777,098 shares of Common Stock, or 16.0% of the shares of Common Stock outstanding.  Mr. Feshbach, as the managing member of MLFI, shares the power to vote and dispose or to direct the vote and disposition of the shares of Common Stock beneficially owned by MLFI.  MLFP shares the power to vote and dispose or to direct the vote and disposition of 1,146,671 shares of Common Stock or 10.3% of the shares of Common Stock outstanding. MLF Partners 100 shares the power to vote and dispose or to direct the vote and disposition of 69,937 shares of common stock or 0.8% of the shares of common stock outstanding. As the general partners of MLFP and MLF Partners 100, each of MLF Capital and MLF Holdings shares the power to vote and dispose or to direct the vote and disposition of 1,216,608 shares of common stock or 10.9% of the shares of common stock outstanding. MLF Offshore Fund I has the power to vote and dispose or to direct the vote and disposition of 259,268 shares of common stock or 2.3% of the shares of common stock outstanding. MLF Offshore Fund II has the power to vote and dispose or to direct the vote and disposition of 301,222 shares of common stock or 2.7% of the shares of common stock outstanding.

CUSIP NO. 023178 10 6

Item 5(c) is hereby amended to include the following:

Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market.

CUSIP NO. 023178 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2008

MATTHEW L. FESHBACH

/s/ Matthew L. Feshbach

MLF INVESTMENTS, LLC

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF PARTNERS, L.P.

By:	MLF Capital Management, L.P.,
GENeral Partner

By:	MLF Holdings, LLC,
General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF PARTNERS 100, L.P.

By:	MLF Capital Management, L.P.
Title:	General Partner

By	MLF Holdings, LLC
Title:	General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF OFFSHORE FUND LTD.

By:	MLF INVESTMENTS, LLC,
its investment adviser

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

CUSIP NO. 023178 10 6

MLF OFFSHORE FUND II LTD.

By:	MLF INVESTMENTS, LLC,
its investment adviser

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF CAPITAL MANAGEMENT, L.P.

By:	MLF Holdings, LLC
General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: President

MLF HOLDINGS, LLC

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

CUSIP NO. 023178 10 6

SCHEDULE A

TRANSACTIONS IN THE SHARES OF COMMON STOCK DURING THE PAST 60 DAYS

A.	Transactions by MLF Partners, L.P.

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale
32,262	$10.0002	03/04/08
11,455	$6.2292	04/11/08
10,904	$6.3157	04/14/08
9,098	$6.3026	04/15/08
1,613	$6.0500	04/16/08
212,932	$4.6500	04/22/08

B.	Transactions by MLF Offshore Fund Ltd.

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale
7,295	$10.0002	03/04/08
2,590	$6.2292	04/11/08
2,466	$6.3157	04/14/08
2,057	$6.3026	04/15/08
365	$6.0500	04/16/08
48,145	$4.6500	04/22/08

C.	Transactions by MLF Offshore Fund II Ltd.

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale
8,475	$10.0002	03/04/08
3,009	$6.2292	04/11/08
2,865	$6.3157	04/14/08
2,390	$6.3026	04/15/08
424	$6.0500	04/16/08
55,936	$4.6500	04/22/08

D.	Transactions by MLF Partners 100, L.P.

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale
1,968	$10.0002	03/04/08
699	$6.2292	04/11/08
665	$6.3157	04/14/08
555	$6.3026	04/15/08
98	$6.0500	04/16/08
12,987	$4.6500	04/22/08